Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2012

CHAIRMAN’S STATEMENT

In the first half of 2012, the economic situation both within and outside China remained intricate and complicated. The life insurance industry which is closely related to the macro-economic cycle followed its adjustment trend of last year, and the business development slowed down notably. Faced with severe challenges, all employees of the Company diligently worked together and positively coped with difficulties by firmly grasping the keynotes of “tackling difficulties, making steady progress and striving for development”, strictly adhered to the strategic goals of the “12th Five-Year Plan” and the annual business plan of the Company, and promoted the business development of the Company through product innovation and application of information technologies, which enabled the Company to solidify its market leading position and continue to improve the quality and structure of its business.

As at the end of the Reporting Period, the Company’s total assets reached RMB1,769,234 million, a 11.7% increase from the end of 2011; embedded value was RMB334,326 million, a 14.2% increase from the end of 2011; and new business value for the six months ended 30 June 2012 was RMB12,494 million, a 2.5% increase year-on-year. In the first half of 2012, the Company’s market share1 was approximately 32.4%, maintaining a leading position in life insurance market. Meanwhile, affected by various internal and external factors, during the Reporting Period, the Company’s total revenue was RMB208,600 million, a 8.3% decrease year-on-year; net profit attributable to equity holders of the Company was RMB9,635 million, a 25.7% decrease year-on-year; and earnings per share (basic and diluted) were RMB0.34, a 25.7% decrease year-on-year. The Company issued subordinated term debts of RMB28 billion in a timely manner according to its solvency management objective and long-term capital plan. As at 30 June 2012, the Company’s solvency ratio was 230.56%.

[1]	Calculated according to the premium data of life insurance companies in the first half of 2012 released by the China Insurance Regulatory Commission.

Commission File Number 001-31914

The Company continued to improve its corporate governance structure. In July 2012, the Company successfully completed the change of sessions of the Board of Directors and the Supervisory Committee, and elected members of the fourth session of the Board of Directors and the Supervisory Committee. Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang joined the new session of the Board of Directors, and Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun joined the new session of the Supervisory Committee. The new sessions of the Board of Directors and the Supervisory Committee will continue to play their roles of decision-making and supervision in areas of strategic planning, risk management, internal control and compliance, and performance appraisal. Meanwhile, the Company would like to express its gratitude to the retired Directors Mr. Yuan Li, Mr. Shi Guoqing, Ms. Zhuang Zuojin and Mr. Ma Yongwei and the retired Supervisors Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui for their contribution to the development of the Company during their tenure.

During the Reporting Period, the total amount of insurance benefits and claims paid by the Company reached RMB49,483 million, which further highlighted the Company’s role in providing economic compensation to the society. While fulfilling its obligations under insurance policies, the Company actively undertook its corporate social responsibility. Relying on its competitive advantages in professionalism and scale of business, the Company continued to develop its policy businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Micro-Insurance and Rural Medical Assistance Insurance. In addition, the Company provided insurance coverage for the astronauts of Shenzhou-9 and approximately 160,000 college-graduate village officials.

The Company actively participated in public welfare and charity undertakings. During the Reporting Period, the Company continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans through China Life Foundation by paying monthly subsidies of RMB600 per person. The Company also organized the fourth session of “China Life Summer Camp” and provided orphans from disasters-stricken areas with long-term, continuous physical and emotional support. The Company donated RMB1.37 million to Shangri-la County in Diqing Tibetan Autonomous Prefecture of Yunnan Province, Ziyang City of Sichuan Province and Liangping County of Chongqing City for the construction of three China Life primary schools. The Company donated RMB1 million to “China Women’s Development Foundation-Special Fund for China Women’s Health” to provide women in impoverished areas with “Screening for Two Gynecological Cancers” and protection against serious diseases.

Commission File Number 001-31914

In the second half of the year, the external environment faced by the life insurance industry will remain tough and complicated, and the foundation of economic recovery is not solid. Impacts of wealth management products and bancassurance regulations will remain. Nevertheless, the launch of new policies with respect to the relaxation of fund application restrictions, the promotion of New Village Cooperative Medical Insurance and micro-insurance businesses and the relief of burden on insurance companies will bring positive changes to the industry. The Company will continue to adhere to the keynotes of “tackling difficulties, making steady progress and striving for development” and insist on the business strategy with a focus on both scale and value, so as to maintain its market leading position. With product innovation driving its development, the Company will implement the product differentiation strategy, explore branded products, develop the protection type products and emphasize on both scale and value. With information technology supporting its development, the Company will strengthen the construction of its information system in a practical way so as to promote the overall improvement of its operations. With investment boosting its development, the Company will strengthen the management on assets and liabilities, grasp opportunities brought by policies and actively expand channels for fund application, with a view to stabilizing and raising the investment yield. The Company will also grasp opportunities brought by policies on tax deferred individual pension insurance business so as to develop its new business growth points. In addition, the Company will firmly build up its risk awareness and strengthen its risk control capacity, so as to maintain a safe and stable development environment for the Company.

I am honored to be appointed as the Chairman of the Board of Directors by the shareholders’ general meeting and the Board of Directors, and I am particularly mindful of the great responsibilities I will undertake. I wish to take this opportunity to express my sincere gratitude for the understanding, trust and support that have been given to the Company by all the shareholders, customers and the general public, and my great respect for the selfless contribution and hard work that have long been made by all our employees and marketing partners. “As heaven maintains vigor through movements, a gentleman should constantly strive for self-perfection; as earth’s condition is receptive devotion, a gentleman should hold the outer world with broad mind”. As a leading industry player, we will pursue a development path with China Life’s distinct characteristics by taking advantage of our solid financial foundation and risk resistance capacity and making full use of our advantages of the unique outlet and network system and strong brand recognition. We will improve ourselves on an ongoing basis, strive to forge ahead and work hard for the realization of the harmony and mutual promotion of our customers’ interests and shareholders’ value, the growth of our employees and the development of the Company.

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS2

I.	Overview of Operations in the First Half of 2012

In the first half of 2012, the growth of domestic economy slowed down notably, and life insurance industry faced with severe challenges. The Company tackled difficulties, made steady progress and strived for development. It carefully studied the development trend of life insurance market and strived to overcome difficulties in its development. The Company maintained its leading position in life insurance market with a market share of approximately 32.4% in the first half of 2012. Structure and quality of the business of the Company were further improved, ensuring a steady growth of the new business value. The new business value for the six months ended 30 June 2012 was RMB12,494 million, a 2.5% increase year-on-year. As at the end of the Reporting Period, the Company’s embedded value was RMB334,326 million, a 14.2% increase from the end of 2011. The percentage of first-year regular premiums in first-year premiums increased to 37.43% in the first half of 2012 from 31.11% in the corresponding period of 2011. First-year regular premiums with 10 years or longer payment duration increased by 4.3% as compared to the corresponding period of 2011, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 37.57% in the first half of 2012 from 30.85% in the corresponding period of 2011. The percentage of accident insurance premiums in short-term insurance premiums increased to 60.59% in the first half of 2012 from 57.53% in the corresponding period of 2011. Benefiting from the strategy of developing renewal business consistently adopted by the Company for several years, the renewal premiums grew rapidly during the Reporting Period, which clearly showed the driving force of the renewal premiums. Renewal premiums increased by 22.8% as compared to the corresponding period of 2011 and the percentage of renewal premiums in gross written premiums increased to 55.88% in the first half of 2012 from 43.17% in the corresponding period of 2011. Due to the impacts of macro-economic environment, bancassurance regulations and financial products such as wealth management products offered by banks, there was a significant drop in the first-year premiums earned through bancassurance channel. Meanwhile, due to the Company’s increased efforts on the development of medium and long-term business and traditional protection type business, the business structure of the Company was further optimized though the first-year premiums through exclusive individual agent channel decreased. Affected by the above-mentioned factors, during the Reporting Period, the Company’s net premiums earned was RMB184,739 million, a decrease of 5.2% as compared to the corresponding period of 2011; first-year premiums decreased by 28.8% and first-year regular premiums decreased by 14.3% as compared to the corresponding period of 2011. As at 30 June 2012, the number of in-force policies increased by 3.6% from the end of 2011; the Policy Persistency Rate (14 months and 26 months)3 reached 92.50% and 87.00%, respectively; and the Surrender Rate4 was 1.38%, a 0.09 percentage point decrease as compared to the corresponding period of 2011.

[2]	Financial results of the Reporting Period are unaudited.
[3]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[4]	The Surrender Rate = Current surrender payment/(Reserve of life insurance and long-term health insurance at the beginning of the period + Current premium of life insurance and long-term health insurance)

Commission File Number 001-31914

The Company actively stepped up its efforts on product transformation in exclusive individual agent channel, and explored the market with product innovation. In May 2012, the Company launched Kang Ning Whole Life (2012) Critical Illness Insurance, which accelerated the development of traditional protection type business and obviously optimized the business structure of the Company. The Company consistently implemented the “effective expansion” strategy for team development, and consolidated and expanded the achievements made through transformation and upgrade of the Exclusive Individual Agents Management Measures. The Company strengthened the confidence of its local branches and stimulated the morale of the sales teams at local branches in team building, and stepped up its efforts in offering incentives to the sales management teams at local branches. As a result, the total number of exclusive individual agents increased steadily as compared to the corresponding period of last year and the productivity and volume of its sales teams improved continuously The Company enhanced its technical and operational supports and continued to promote its mobile marketing system of E-China Life, which improved its sales channels and methods. As at the end of the Reporting Period, the Company had a total of 682,000 exclusive individual agents.

With respect to group insurance channel, its core business made a good progress and the operational results increased remarkably Premiums earned from short-term insurance business achieved steady growth and the percentage of premiums earned from accident insurance further increased. Meanwhile, by actively grasping opportunities brought by policies and communicating with regulatory authorities and local governments, the Company provided services for social security system and actively prepared for the launch of the pilot project of tax deferred individual pension insurance business. As at the end of the Reporting Period, the Company had a total of 14,000 direct sales representatives.

The Company actively responded to the changes in industry regulations and the challenges from various wealth management products. With respect to the bancassurance channel, the Company strengthened its efforts on product innovation, enhanced agency channel cooperation, and accelerated the channel’s transformation and development with a focus on the two main lines of “team building” and “outlets operation”. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 96,000, with a total of 44,000 sales representatives.

The Company actively explored the construction of its new sales channels. Based on the experience of its pilot programs, the Company further expanded the coverage of its telephone sales channel. In addition, the Company further broadened its product mix and means of payment in the online sales channel.

The Company proactively responded to dynamic changes in the capital markets. Based on its assets allocation and liabilities position and taking advantage of the allocation opportunities prior to the decrease in benchmark interest rate, the Company increased its proportion of term deposits to 37.65% from 34.84% at the end of 2011 so as to improve its portfolio investment yield. The Company grasped the opportunity of fluctuation in the bond market to adjust its bond structure, increase its allocation in debenture bonds and optimize its bond portfolio. The Company effectively responded to the continuous depression in the equity securities market and took advantage of the opportunities brought about by the market volatility. The proportion of equity securities decreased to 10.01% from 12.17% at the end of 2011, which reduced the risk associated with equity securities. The Company intensified its efforts to expand alternative investments. The Company launched 1 private equity fund investment project with a capital commitment of RMB2,000 million, and 6 debt investment plans in the infrastructure industry with a total contract amount of RMB4,510 million and a relatively high expected average investment yield. The duration of these alternative investment assets effectively match the duration of the Company’s liabilities, and these alternative investments promoted the diversification of the Company’s portfolio. They are expected to create long-term and stable investment returns for the Company and demonstrate the Company’s capability to invest in new investment channels. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,661,690 million, an increase of 11.2% from the end of 2011. During the Reporting Period, the interest income increased significantly and the net investment yield.5 was 4.48%. However, due to the continuous depression in the capital markets, the impairment losses of equity securities increased significantly, the gross investment yield6 was 2.83% and the gross investment yield including share of profit of associates7 was 2.98%.

[5]	Net investment yield = {[(Investment income – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182}×366
[6]	Gross investment yield = {[(Investment income + Net realized gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss—Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182}×366
[7]	Gross investment yield including share of profit of associates = {[(Investment income + Net realized gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss – Business tax and extra charges for investment + Share of profit of associates)/((Investment assets at the beginning of the period + Investments in associates at the beginning of the period + Investment assets at the end of the period + Investments in associates at the end of the period)/2)]/182}×366

Commission File Number 001-31914

The Company insisted on constant innovation for the purposes of continuously enhancing its capability of supporting business operations and steadily improving the quality and efficiency of its services. The Company strengthened its information technology services, made full use of its mobile marketing system of E-China Life, optimized its sales business process, and effectively enhanced the productivity of its sales teams. The Company also made great efforts to improve the ancillary facilities of its system by equipping its service counters with integrated electronic devices. The Company fully promoted the underwriting by telephone so as to improve the customer experience and boost the sales through new sales channels. By making its service commitments, the Company improved the quality of its claim settlement services. The Company also strengthened its cooperation with third parties and promoted the batch processing system of living condition investigation. The Company further pushed forward its customer relation management (CRM) by expanding the application of the CRM system in greater depth and breadth. The Company also shortened the time required for handling 95519 customer queries, enhanced its efficiency in handling customer complaints, increased the revisit of new policyholders and completed the notice service integration. The Company continued to conduct such activities as “Hand in Hand”, “China Life Customer Day” and the upgrade of counter services.

The Company complied with Section 404 of the U.S. Sarbanes-Oxley Act continuously, and implemented the standard regulations on corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate

Commission File Number 001-31914

Internal Control” jointly issued by 5 ministries including the Ministry of Finance as well as the “Basic Standards of Internal Control for Insurance Companies” issued by the China Insurance Regulatory Commission (“CIRC”). The Company strengthened its efforts on risk early-warning and risk management by grade. With the promotion of its internal control implementation manual which covered all aspects of the Company and the comprehensive assessments on its internal control, the Company further improved its internal control system. By developing and using the internal control management information system which covered the entire process of the internal control management, the Company significantly improved the efficiency and effectiveness of its internal control management. The Company conducted its sales risk management by grade at local branches, developed an updated version of the sales risk monitoring and evaluating system at local branches, carried out risk monitoring through different channels and extended coverage to branches at prefectural and municipal levels. The sensitivity of early-warning was further enhanced.

II.	Analysis of Major Items of Consolidated Statement of Comprehensive Income

1.	Total Revenues

	RMB million
	January to June 2012	January to June 2011
Net premiums earned	184,739	194,849
Individual life insurance business	176,483	186,846
Group life insurance business	315	298
Short-term insurance business	7,941	7,705
Investment income	35,303	30,309
Net realised gains and impairment on financial assets	(13,114)	601
Net fair value gains through profit or loss	177	405
Other income	1,495	1,302

Total	208,600	227,466

Net Premiums Earned

(1) Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business decreased by 5.5% year-on-year This was primarily due to a decrease in first-year premiums of individual life insurance business resulting from the influence of macro-economic environment and bancassurance regulations, and the impact of financial products including wealth management products offered by banks.

Commission File Number 001-31914

(2) Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 5.7% year-on-year. This was primarily due to an increase in premiums from group term life insurance products.

(3) Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 3.1% year-on-year. This was primarily due to the Company’s increased efforts for the development of accident insurance business.

Gross written premiums categorized by business:

	RMB million
	January to June 2012	January to June 2011
Individual Life Insurance Business	176,499	186,858
First-year business	72,885	102,472
Single	45,486	70,498
First-year regular	27,399	31,974
Renewal business	103,614	84,386
Group Life Insurance Business	316	299
First-year business	316	298
Single	315	297
First-year regular	1	1
Renewal business	—	1
Short-term Insurance Business	8,623	8,333
Short-term accident insurance business	5,225	4,794
Short-term health insurance business	3,398	3,539

Total	185,438	195,490

Commission File Number 001-31914

Gross written premiums categorized by channel:

	RMB million
	January to June 2012	January to June 2011
Exclusive Individual Agent Channel	103,623	92,012
First-year business of long-term insurance	19,828	22,787
Single	141	180
First-year regular	19,687	22,607
Renewal business	83,715	69,164
Short-term insurance business	80	61
Group Insurance Channel	9,415	9,057
First-year business of long-term insurance	872	784
Single	871	783
First-year regular	1	1
Renewal business	—	1
Short-term insurance business	8,543	8,272
Bancassurance Channel	72,400	94,421
First-year business of long-term insurance	52,501	79,199
Single	44,789	69,832
First-year regular	7,712	9,367
Renewal business	19,899	15,222
Short-term insurance business	—	—

Total	185,438	195,490

Investment Income

	RMB million
	January to June 2012	January to June 2011
Investment income from securities at fair value through profit or loss	836	201
Investment income from available-for-sale securities	10,664	12,066
Investment income from held-to-maturity securities	6,330	5,303
Investment income from bank deposits	14,959	11,573
Investment income from loans	2,027	1,120
Other investment income	487	46

Total	35,303	30,309

Commission File Number 001-31914

(1) Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 315.9% year-on-year. This was primarily due to the Company’s increased allocation in securities at fair value through profit or loss in light of market conditions.

(2) Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 11.6% year-on-year. This was primarily due to the Company’s decreased allocation in available-for-sale securities and a decrease in dividend of investment funds resulting from the continuous depression in the capital markets.

(3) Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 19.4% year-on-year. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in held-to-maturity securities.

(4) Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 29.3% year-on-year. This was primarily due to the increased volume of deposits resulting from the Company’s increased allocation.

(5) Investment Income from Loans

During the Reporting Period, investment income from loans increased by 81.0% year-on- year. This was primarily due to the increased volume of policy loans and the change of loan rate, and the Company’s increased allocation in debt investment plans.

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, net realised gains and impairment on financial assets decreased year-on-year. This was primarily due to an increase in impairment losses of available-for-sale securities resulting from the continuous depression in the capital markets.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss decreased by 56.3% year-on-year. This was primarily due to a decrease in fair value of securities at fair value through profit or loss.

Commission File Number 001-31914

Other Income

During the Reporting Period, other income increased by 14.8% year-on-year. This was primarily due to an increase in commission fees earned from China Life Property and Casualty Insurance Company Limited.

2.	Benefits, Claims and Expenses

	RMB million
	January to June 2012	January to June 2011

Insurance benefits and claims expenses	168,414	180,406
Individual life insurance business	164,146	176,242
Group life insurance business	258	252
Short-term insurance business	4,010	3,912
Investment contract benefits	968	965
Policyholder dividends resulting from participation in profits	2,495	5,764
Underwriting and policy acquisition costs	14,569	15,343
Finance costs	891	143
Administrative expenses	9,813	9,030
Other operating expenses	1,614	1,700
Statutory insurance fund contribution	345	357

Total	199,109	213,708

Insurance Benefits and Claims Expenses

(1) Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business decreased by 6.9% year-on-year. This was primarily due to a decrease in increase in insurance contracts liabilities.

(2) Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business increased by 2.4% year-on-year. This was primarily due to the growth of group term life insurance business.

Commission File Number 001-31914

(3) Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short- term insurance business increased by 2.5% year-on-year. This was primarily due to the increased volume of short-term insurance business.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 0.3% year-on-year. This was primarily due to an increase in interest payments.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 56.7% year-on-year. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs decreased by 5.0% year- on-year. This was primarily due to a decrease in first-year premiums.

Finance Costs

During the Reporting Period, finance costs increased by 523.1% year-on-year This was primarily due to an increase in interest payments for subordinated term debts.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 8.7% year-on-year. This was primarily due to the increasing market competition and rising labor costs.

Other Operating Expenses

During the Reporting Period, other operating expenses decreased by 5.1% year-on-year. This was primarily due to the change of foreign exchange gains or losses.

Commission File Number 001-31914

3.	Profit before Income Tax

	RMB million
	January to June 2012	January to June 2011

Individual life insurance business	9,015	12,340
Group life insurance business	88	268
Short-term insurance business	247	870
Other	1,662	1,449

Total	11,012	14,927

(1) Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 26.9% year-on-year. This was primarily due to the impact on individual life insurance segment caused by the decline in investment yield and the increase in impairment losses resulting from the continuous depression in the capital markets.

(2) Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business decreased by 67.2% year-on-year. This was primarily due to the impact on group life insurance segment caused by the decline in investment yield and the increase in impairment losses resulting from the continuous depression in the capital markets.

(3) Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short- term insurance business decreased by 71.6% year-on-year. This was primarily due to an increase in management fees of short-term insurance segment resulting from certain factors including rising management costs.

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB1,271 million, a 31.4% decrease year-on-year. This was primarily due to a decrease in taxable income and the impact of the deferred tax. The Company’s effective tax rate for the first half of 2012 was 11.54%.

Commission File Number 001-31914

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB9,635 million, a 25.7% decrease year-on-year. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continuous depression in the capital markets.

III.	Analysis of Major Items of Consolidated Statement of Financial Position

1.	Major Assets

	RMB million
	As at 30 June 2012	As at 31 December 2011

Investment assets	1,661,690	1,494,969
Term deposits	625,695	520,793
Held-to-maturity securities	323,111	261,933
Available-for-sale securities	500,250	562,948
Securities at fair value through profit or loss	46,976	23,683
Securities purchased under agreements to resell	1,498	2,370
Cash and cash equivalents	88,317	55,985
Loans	69,690	61,104
Statutory deposits-restricted	6,153	6,153
Other assets	107,544	88,938

Total	1,769,234	1,583,907

Term Deposits

As at the end of the Reporting Period, term deposits increased by 20.1% from the end of 2011. This was primarily due to the Company’s increased efforts for investment in negotiated deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 23.4% from the end of 2011. This was primarily due to the fact that the Company increased the volume of held- to-maturity assets appropriately in light of market conditions.

Commission File Number 001-31914

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 11.1% from the end of 2011. This was primarily due to the Company’s decreased allocation in available-for-sale securities.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 98.4% from the end of 2011. This was primarily due to the Company’s increased allocation in securities at fair value through profit or loss in light of market conditions.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 57.8% from the end of 2011. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 14.1% from the end of 2011. This was primarily due to an increase in the demand for policy loans, as well as the Company’s increased efforts for investment in debt investment plans.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 30	June 2012	As at 31 December 2011
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	88,317	5.32%	55,985	3.74%
Term deposits	625,695	37.65%	520,793	34.84%
Bonds	703,947	42.36%	666,684	44.60%
Funds	69,042	4.16%	85,057	5.69%
Common stocks	95,376	5.74%	95,553	6.39%
Other investment form	79,313	4.77%	70,897	4.74%

Total	1,661,690	100%	1,494,969	100%

Commission File Number 001-31914

2.	Major Liabilities

	RMB million
	As at 30 June 2012	As at 31 December 2011
Insurance contracts	1,300,002	1,199,373
Investment contracts	66,790	69,797
Securities sold under agreements to repurchase	42,529	13,000
Policyholder dividends payable	44,146	46,368
Annuity and other insurance balances payable	16,498	11,954
Bonds payable	57,982	29,990
Deferred tax liabilities	7,688	1,454
Other liabilities	18,213	18,583

Total	1,553,848	1,390,519

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 8.4% from the end of 2011. This was primarily due to new insurance business and the accumulation of insurance liabilities. As at the balance sheet date, the Company’s reserves for insurance contracts satisfied the liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 4.3% from the end of 2011. This was primarily due to a decrease in the account volume of group annuity products specified in investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 227.1% from the end of 2011. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable decreased by 4.8% from the end of 2011. This was primarily due to a decrease in investment yields for participating products.

Commission File Number 001-31914

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 38.0% from the end of 2011. This was primarily due to an increase in maturity benefits payable.

Bonds Payable

As at the end of the Reporting Period, bonds payable increased by 93.3% from the end of 2011. This was primarily due to the issuance of subordinated term debts by the Company in the first half of 2012.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 428.7% from the end of 2011. This was primarily due to an increase in the fair value of available-for-sale securities.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB213,473 million, a 11.5% increase from the end of 2011. This was primarily due to an increase in the fair value of available-for-sale securities and the influence from net profit during the Reporting Period.

IV.	Analysis of Cash Flow

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash flows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB88,317 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB625,695 million.

Commission File Number 001-31914

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB708,707 million, while investments in equity securities had a fair value of RMB166,390 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

	RMB million
	January to June 2012	January to June 2011
Net cash inflow from operating activities	53,314	90,103
Net cash outflow from investing activities	(73,427)	(82,493)
Net cash inflow from financing activities	52,437	24,269
Foreign currency gains/(losses) on cash and cash equivalents	8	(202)

Net increase of cash and cash equivalents	32,332	31,677

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 40.8% year-on-year. This was primarily due to the Company’s increased allocation in securities at fair value through profit or loss and a decrease in premium income. Net cash outflow from investing activities decreased by 11.0% year-on- year. This was primarily due to the needs for investment management. Net cash inflow from financing activities increased by 116.1% year-on-year. This was primarily due to the issuance of subordinated term debts by the Company in the first half of 2012.

Commission File Number 001-31914

V.	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	RMB million
	As at 30 June 2012	As at 31 December 2011
Actual capital	164,222	113,685
Minimum capital	71,226	66,826
Solvency ratio	230.56%	170.12%

The increase of the Company’s solvency ratio was primarily due to the combined effects of the issuance of subordinated term debts and the increase in the fair value of available-for-sale securities. According to the medium and long-term capital planning, the Company was approved by CIRC to issue subordinated term debts of not exceeding RMB38 billion. The Company successfully issued the first tranche of subordinated term debts of RMB28 billion by actively taking advantage of favorable opportunities at the end of June 2012, thereby effectively improving its solvency ratio.

Commission File Number 001-31914

INTERIM RESULTS8

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2012

		Unaudited For the six months ended 30 June
		2012	2011
	Note	RMB million	RMB million
REVENUES
Gross written premiums		185,438	195,490
Less: premiums ceded to reinsurers		(151)	(124)

Net written premiums		185,287	195,366
Net change in unearned premium reserves		(548)	(517)

Net premiums earned		184,739	194,849

Investment income	1	35,303	30,309
Net realised gains and impairment on financial assets	2	(13,114)	601
Net fair value gains through profit or loss	3	177	405
Other income		1,495	1,302

Total revenues		208,600	227,466

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(64,175)	(59,403)
Accident and health claims and claim adjustment expenses		(4,010)	(3,912)
Increase in insurance contracts liabilities		(100,229)	(117,091)
Investment contract benefits		(968)	(965)
Policyholder dividends resulting from participation in profits		(2,495)	(5,764)
Underwriting and policy acquisition costs		(14,569)	(15,343)
Finance costs		(891)	(143)
Administrative expenses		(9,813)	(9,030)
Other operating expenses		(1,614)	(1,700)
Statutory insurance fund contribution		(345)	(357)

Total benefits, claims and expenses		(199,109)	(213,708)

[8]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(CONTINUED)

For the six months ended 30 June 2012

		Unaudited For the six months ended 30 June
		2012	2011
	Note	RMB million	RMB million
Share of profit of associates		1,521	1,169

Profit before income tax	4	11,012	14,927
Income tax	5	(1,271)	(1,853)

Net profit		9,741	13,074

Attributable to:
– equity holders of the Company		9,635	12,964
– non-controlling interests		106	110

Basic and diluted earnings per share	6	RMB0.34	RMB0.46

Other comprehensive income
Fair value gains/(losses) on available-for-sale securities		11,702	(19,541)
Amount transferred to net profit from other comprehensive income		13,115	(604)
Portion of fair value losses on available-for-sale securities attributable to participating policyholders		—	2,521
Share of other comprehensive income of associates		200	(123)
Income tax relating to components of other comprehensive income		(6,194)	4,406

Other comprehensive income for the period		18,823	(13,341)

Total comprehensive income for the period		28,564	(267)

Attributable to:
– equity holders of the Company		28,444	(353)
– non-controlling interests		120	86

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Debt securities
– held-to-maturity securities	6,330	5,303
– available-for-sale securities	8,254	8,101
– at fair value through profit or loss	469	164
Equity securities
– available-for-sale securities	2,410	3,965
– at fair value through profit or loss	367	37
Bank deposits	14,959	11,573
Loans	2,027	1,120
Securities purchased under agreements to resell	487	46

Total	35,303	30,309

For the six months ended 30 June 2012 included in investment income is interest income of RMB32,526 million (for the six months ended 30 June 2011: RMB26,305 million). All interest is accrued using the effective interest method.

The investment income from listed debt and equity securities for the six months ended 30 June 2012 was RMB3,450 million (for the six months ended 30 June 2011: RMB3,344 million). The investment income from unlisted debt and equity securities for the six months ended 30 June 2012 was RMB14,380 million (for the six months ended 30 June 2011: RMB14,228 million).

2	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Debt securities
Net realised gains (i)	967	417
Reversal of impairment	51	—

Subtotal	1,018	417

Equity securities
Net realised gains (i)	1,036	3,762
Impairment (ii)	(15,168)	(3,578)

Subtotal	(14,132)	184

Total	(13,114)	601

(i)	Net realised gains on financial assets are from available-for-sale securities.

Commission File Number 001-31914

(ii)	During the six months ended 30 June 2012, the Group recognized impairment charge of RMB7,029 million (for the six months ended 30 June 2011: RMB188 million) of available-for-sale funds and RMB8,139 million (for the six months ended 30 June 2011: RMB3,390 million) of available-for-sale common stocks, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2012 RMB million	2011 RMB million

Debt securities	225	(31)
Equity securities	(11)	181
Stock appreciation rights	(37)	255

Total	177	405

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Employee salaries and welfare costs	3,552	3,202
Housing benefits	288	266
Contribution to the defined contribution pension plan	834	753
Depreciation and amortisation	977	946
Exchange losses/(gains)	(46)	283

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Current taxation – Enterprise income tax	1,231	1,459
Deferred taxation	40	394

Taxation charges	1,271	1,853

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2011: 25%) is as follows:

			For the six months ended 30 June
			2012 RMB million	2011 RMB million
Profit before income tax			11,012	14,927
Tax computed at the statutory tax rate			2,753	3,732
Non-taxable income	(i	)	(1,668)	(2,058)
Additional tax liability from expenses not deductible for tax purposes	(i	)	166	155
Unused tax losses			31	24
Other			(11)	—

Income tax at effective tax rate			1,271	1,853

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2012, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged)/credited to net profit	(674)	628	(348)	(394)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	5,036	—	5,036
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

Subtotal	(630)	5,036	—	4,406

As at 30 June 2011	(12,435)	4,162	509	(7,764)

As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged)/credited to net profit	(187)	542	(395)	(40)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(6,194)	—	(6,194)

As at 30 June 2012	(12,453)	4,205	560	(7,688)

Commission File Number 001-31914

(i)	The deferred tax liability brought forward as at 1 January 2011 arising from the insurance category represented mainly the tax impact related to the change of long term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009. Change during the six months ended 30 June 2012 was mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.

(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through profit or loss.

(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2012	As at 31 December 2011
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	4,505	10,306
– deferred tax assets to be recovered within 12 months	1,070	1,595

Subtotal	5,575	11,901

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(13,105)	(13,105)
– deferred tax liabilities to be settled within 12 months	(158)	(250)

Subtotal	(13,263)	(13,355)

Total net deferred tax liabilities	(7,688)	(1,454)

6	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2012 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2011: 28,264,705,000).

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2012

	Unaudited As at 30 June 2012	Audited As at 31 December 2011
	RMB million	RMB million
ASSETS
Property, plant and equipment	20,321	20,231
Investments in associates	26,169	24,448
Held-to-maturity securities	323,111	261,933
Loans	69,690	61,104
Term deposits	625,695	520,793
Statutory deposits-restricted	6,153	6,153
Available-for-sale securities	500,250	562,948
Securities at fair value through profit or loss	46,976	23,683
Securities purchased under agreements to resell	1,498	2,370
Accrued investment income	27,522	22,946
Premiums receivable	15,213	8,253
Reinsurance assets	897	878
Other assets	17,422	12,182
Cash and cash equivalents	88,317	55,985

Total assets	1,769,234	1,583,907

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2012

	Unaudited As at 30 June 2012	Audited As at 31 December 2011
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,300,002	1,199,373
Investment contracts	66,790	69,797
Securities sold under agreements to repurchase	42,529	13,000
Policyholder dividends payable	44,146	46,368
Annuity and other insurance balances payable	16,498	11,954
Premiums received in advance	2,742	3,719
Bonds payable	57,982	29,990
Other liabilities	15,263	13,968
Deferred tax liabilities	7,688	1,454
Current income tax liabilities	16	750
Statutory insurance fund	192	146

Total liabilities	1,553,848	1,390,519

Equity
Share capital	28,265	28,265
Reserves	104,028	83,371
Retained earnings	81,180	79,894

Attributable to equity holders of the Company	213,473	191,530

Non-controlling interests	1,913	1,858

Total equity	215,386	193,388

Total liabilities and equity	1,769,234	1,583,907

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2012

	Unaudited
	Attributable to equity holders of the Company			Non-controlling interests	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	12,964	110	13,074
Other comprehensive income	—	(13,317)	—	(24)	(13,341)

Total comprehensive income	—	(13,317)	12,964	86	(267)

Transactions with owners
Appropriation to reserve	—	3,368	(3,368)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with equity holders	—	3,368	(14,674)	(58)	(11,364)

As at 30 June 2011	28,265	90,563	78,223	1,793	198,844

As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	9,635	106	9,741
Other comprehensive income	—	18,809	—	14	18,823

Total comprehensive income	—	18,809	9,635	120	28,564

Transactions with owners
Appropriation to reserve	—	1,848	(1,848)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with equity holders	—	1,848	(8,349)	(65)	(6,566)

As at 30 June 2012	28,265	104,028	81,180	1,913	215,386

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2012

	Unaudited For the six months ended 30 June
	2012	2011
	RMB million	RMB million
Net cash inflow from operating activities	53,314	90,103
Net cash outflow from investing activities	(73,427)	(82,493)
Net cash inflow from financing activities	52,437	24,269

Foreign currency gains/(losses) on cash and cash equivalents	8	(202)
Net increase in cash and cash equivalents	32,332	31,677

Cash and cash equivalents
Beginning of period	55,985	47,854

End of period	88,317	79,531

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	84,333	71,124
Short-term bank deposits	3,984	8,407

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term life insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate & other)

Corporate and other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to China Life Insurance (Group) Company, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains or losses through profit or loss and foreign exchange gains or losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the six months ended 30 June 2012
	Individual life	Group life	Short–term	Corporate & other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	176,499	316	8,623	—	—	185,438
– Term Life	1,020	294	—	—	—
– Whole Life	18,752	21	—	—	—
– Endowment	135,322	—	—	—	—
– Annuity	21,405	1	—	—	—
Net premiums earned	176,483	315	7,941	—	—	184,739
Investment income	33,439	1,506	239	119	—	35,303
Net realised gains and impairment on financial assets	(12,457)	(561)	(90)	(6)	—	(13,114)
Net fair value gains through profit or loss	167	8	1	1	—	177
Other income	183	194	—	1,495	(377)	1,495
Including: inter-segment revenue	—	—	—	377	(377)	—

Segment revenues	197,815	1,462	8,091	1,609	(377)	208,600

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(64,007)	(168)	—	—	—	(64,175)
Accident and health claims and claim adjustment expenses	—	—	(4,010)	—	—	(4,010)
Increase in insurance contracts liabilities	(100,139)	(90)	—	—	—	(100,229)
Investment contract benefits	(260)	(708)	—	—	—	(968)
Policyholder dividends resulting from participation in profits	(2,468)	(27)	—	—	—	(2,495)
Underwriting and policy acquisition costs	(12,616)	(48)	(1,640)	(265)	—	(14,569)
Finance costs	(681)	(24)	(184)	(2)	—	(891)
Administrative expenses	(6,830)	(238)	(1,792)	(953)	—	(9,813)
Other operating expenses	(1,534)	(62)	(147)	(248)	377	(1,614)
Including: Inter-segment expenses	(358)	(16)	(3)	—	377	—

Statutory insurance fund contribution	(265)	(9)	(71)	—	—	(345)

Segment benefits, claims and expenses	(188,800)	(1,374)	(7,844)	(1,468)	377	(199,109)

Share of profit of associates	—	—	—	1,521	—	1,521

Segment results	9,015	88	247	1,662	—	11,012

Income tax						(1,271)

Net profit						9,741

Other comprehensive income attributable to equity holders of the Company	17,815	802	127	65	—	18,809
Depreciation and amortisation	718	25	194	40	—	977

Commission File Number 001-31914

	For the six months ended 30 June 2011
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	186,858	299	8,333	—	—	195,490
– Term Life	949	233	—	—	—
– Whole Life	18,506	49	—	—	—
– Endowment	144,437	—	—	—	—
– Annuity	22,966	17	—	—	—
Net premiums earned	186,846	298	7,705	—	—	194,849
Investment income	28,398	1,476	247	188	—	30,309
Net realised gains and impairment on financial assets	622	32	5	(58)	—	601
Net fair value gains through profit or loss	376	20	3	6	—	405
Other income	217	78	—	1,355	(348)	1,302
Including: inter-segment revenue	—	—	—	348	(348)	—

Segment revenues	216,459	1,904	7,960	1,491	(348)	227,466

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(59,222)	(181)	—	—	—	(59,403)
Accident and health claims and claim adjustment expenses	—	—	(3,912)	—	—	(3,912)
Increase in insurance contracts liabilities	(117,020)	(71)	—	—	—	(117,091)
Investment contract benefits	(917)	(48)	—	—	—	(965)
Policyholder dividends resulting from participation in profits	(5,383)	(381)	—	—	—	(5,764)
Underwriting and policy acquisition costs	(13,654)	(40)	(1,505)	(144)	—	(15,343)
Finance costs	(135)	(7)	(1)	—	—	(143)
Administrative expenses	(6,637)	(191)	(1,307)	(895)	—	(9,030)
Other operating expenses	(859)	(709)	(308)	(172)	348	(1,700)
Including: Inter-segment expenses	(328)	(17)	(3)	—	348	—
Statutory insurance fund contribution	(292)	(8)	(57)	—	—	(357)

Segment benefits, claims and expenses	(204,119)	(1,636)	(7,090)	(1,211)	348	(213,708)

Share of profit of associates	—	—	—	1,169	—	1,169

Segment results	12,340	268	870	1,449	—	14,927

Income tax						(1,853)

Net profit						13,074

Other comprehensive income attributable to equity holders of the Company	(12,485)	(649)	(109)	(74)	—	(13,317)
Depreciation and amortisation	745	21	149	31	—	946

Commission File Number 001-31914

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2012 and corresponding results as at 31 December 2011 are shown below:

Table 1

Components of Embedded Value		RMB million

ITEM	30 June 2012	31 Dec 2011
A Adjusted Net Worth	136,286	110,266
B Value of In-Force Business before Cost of Solvency Margin	232,639	215,608
C Cost of Solvency Margin	(34,598)	(33,020)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	198,041	182,588
E Embedded Value (A + D)	334,326	292,854

Notes:	1) Numbers may not be additive due to rounding.
2)	Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2012 and for the corresponding period of last year:

Table 2

Components of Value of Half Year’s Sales		RMB million

ITEM	30 June 2012	30 June 2011
A Value of Half Year’s Sales before Cost of Solvency Margin	14,364	14,336
B Cost of Solvency Margin	(1,870)	(2,150)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	12,494	12,186

Note:	Taxable income is based on earnings calculated using solvency reserves.

Commission File Number 001-31914

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in the First Half Year of 2012

ITEM	RMB million
A Embedded Value at Start of Year	292,854
B Expected Return on Embedded Value	14,178
C Value of New Business in the Period	12,494
D Operating Experience Variance	638
E Investment Experience Variance	12,298
F Methodology and Model Changes	328
G Market Value and Other Adjustments	7,131
H Exchange Gains or Losses	46
I Shareholder Dividend Distribution	(6,501)
J Other	861
K Embedded Value as at 30 June 2012 (sum A through J)	334,326

Notes:	1) Numbers may not be additive due to rounding.
2)	Items B through J are explained below:
B	Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2012 plus the expected return on investments supporting the 2012 opening net worth.
C	Value of new business sales in the first half year of 2012.
D	Reflects the difference between actual operating experience in the first half year of 2012 (including lapse, mortality, morbidity and expense etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2012.
F	Reflects the effect of projection method and model enhancements.
G	Change in the market value adjustment from the beginning of year 2012 to 30 June 2012, and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2012.
J	Other miscellaneous items.

Commission File Number 001-31914

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results		RMB million

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF HALF YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	198,041	12,494
1. Risk discount rate of 11.5%	188,270	11,898
2. Risk discount rate of 10.5%	208,537	13,132
3. 10% increase in investment return	232,102	14,035
4. 10% decrease in investment return	164,512	10,969
5. 10% increase in expenses	195,582	11,546
6. 10% decrease in expenses	200,804	13,442
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	196,358	12,434
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	200,138	12,555
9. 10% increase in lapse rates	197,095	12,371
10. 10% decrease in lapse rates	199,756	12,615
11. 10% increase in morbidity rates	196,161	12,401
12. 10% decrease in morbidity rates	200,246	12,588
13. 10% increase in claim ratio of short term business	197,726	12,184
14. 10% decrease in claim ratio of short term business	198,355	12,804
15. Solvency margin at 150% of statutory minimum	190,733	11,528
16. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	195,650	12,142

Adjusted Net Worth
Base case scenario	136,286
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	124,903

Note:   Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

Commission File Number 001-31914

CORPORATE GOVERNANCE

In the first half of 2012, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

Save as disclosed below, the Company has applied the principles and complied with all code provisions of the Code on Corporate Governance Practices during the period from 1 January 2012 to 31 March 2012 and the Corporate Governance Code (“CG Code”) during the period from 1 April 2012 to 30 June 2012 as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). In respect of code provisions A.6.7 and E.1.2 of the CG Code, Mr. Yuan Li (Chairman of the Board) was unable to attend the 2011 Annual General Meeting due to other business commitments and authorized Mr. Wan Feng (Executive Director) in writing to attend and chair the meeting on his behalf; Mr. Bruce Douglas Moore (Independent Director) was unable to attend the 2011 Annual General Meeting due to other business commitments and authorized Mr. Sun Changji (Independent Director) in writing to attend the meeting on his behalf; Mr. Miao Jianmin (Non-executive Director) and Mr. Ma Yongwei (Independent Director) were unable to attend the 2011 Annual General Meeting due to other business commitments.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries had not purchased, sold or redeemed any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (“Model Code”) for Directors and Supervisors in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the period from 1 January 2012 to 30 June 2012.

Commission File Number 001-31914

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2012.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese languages Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen,
Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong
Independent Non-executive Directors:	Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China

28 August 2012